THE DREYFUS FAMILY OF FUNDS

                               Rule 18f-3 Plan

          Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.
          The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto (each, a "Fund") which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:
          1. Class Designation: Fund shares shall be divided into Class A and Class B.
          2. Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to Class B pursuant to a Service Plan.
          3. Differences in Distribution Arrangements: Class A and Class B shares shall be offered at net asset value to institutional investors, particularly banks, acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity. Neither Class shall be subject to any front-end or contingent sales charges.
          Class B shares shall be subject to an annual distribution and service fee at the rate of .25% of the value of the average daily net assets of Class B pursuant to a Service Plan adopted in accordance with Rule 12b-1 under the 1940 Act.
          Class A shares shall be subject to an annual service fee at the rate of .25% of the value of the average daily net assets of Class A pursuant to a Shareholder Services Plan.
          4.   Expense Allocation.   The following expenses shall be
allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Service Plan and Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and
(g) Board members' fees incurred as a result of issues relating to a specific Class.
          5. Exchange Privileges. Shares of a Class shall be exchangeable only for shares of investment companies listed on Schedule B attached hereto.
Dated:  May 11, 1995
Revised:  May 24, 1995


                                 SCHEDULE A


Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Government Cash Management
Dreyfus Institutional Short Term Treasury Fund
Dreyfus New York Municipal Cash Management
Dreyfus Municipal Cash Management Plus
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management



                                 SCHEDULE B


Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Government Cash Management
Dreyfus Institutional Short Term Treasury Fund
Dreyfus New York Municipal Cash Management
Dreyfus Municipal Cash Management Plus
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management